SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          BARRINGER LABORATORIES, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    068508100
        -----------------------------------------------------------------
                                 (CUSIP Number)


                                 Alan H. Dorsey
                       c/o VALUE INVESTING PARTNERS, INC.
                               1853 Post Road East
                           Westport, Connecticut 06880
                            Tel. No.: (203) 256-9400
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                               Bruce A. Rich, Esq.
                                Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019
                                 (212) 603-6780

                                 March 20, 1998
        -----------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

----------------------------------           -----------------------------------
CUSIP No. 068508100                   13D             Page 2 of 5 Pages
----------------------------------           -----------------------------------


--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Alan H. Dorsey
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
        NUMBER OF                7      SOLE VOTING POWER

         SHARES                              79,200
                           ----------------------------------------------------
      BENEFICIALLY               8      SHARED VOTING POWER

        OWNED BY                             None
                           -----------------------------------------------------
         EACH                    9      SOLE DISPOSITIVE POWER

       REPORTING                             79,200
                           -----------------------------------------------------
        PERSON                  10      SHARED DISPOSITIVE POWER

         WITH                                79,200
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  79,200
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.85%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                                   *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------------------           -----------------------------------
CUSIP No. 068508100                   13D             Page 3 of 5 Pages
----------------------------------           -----------------------------------

--------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           VIP Management Corporation
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3       SEC USE ONLY

--------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
        NUMBER OF                7      SOLE VOTING POWER

         SHARES                             - 0 -
                           -----------------------------------------------------
      BENEFICIALLY               8      SHARED VOTING POWER

        OWNED BY                            - 0 -
                           -----------------------------------------------------
         EACH                    9      SOLE DISPOSITIVE POWER

       REPORTING                            - 0 -
                           -----------------------------------------------------
        PERSON                  10      SHARED DISPOSITIVE POWER

         WITH                               - 0 -
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      - 0 -
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 - 0 -
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------

----------------------------------           -----------------------------------
CUSIP No. 068508100                   13D             Page 4 of 5 Pages
----------------------------------           -----------------------------------



                                  SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER.
          -------------------

          The title of the class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the Common Stock, $.01 par value per share ("Common Stock"), of Barringer Laboratories, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are at 15000 West 6th Avenue, Suite 300, Golden, Colorado 80401-5047.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) This Statement is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Filing Persons") pursuant to an Agreement of Joint Filing attached to this Statement as Exhibit 1:

             (i) Alan H. Dorsey ("Dorsey"), an individual is an Officer of Value Investing Partners, Inc. and the Chief Investment Officer of VIP Management Corporation ("Management").

             (ii) VIP Management, a Delaware corporation and a wholly owned subsidiary of Value Investing Partners, Inc., is the investment manager of VIP Select Fund Ltd., a British Virgin Islands corporation (the "Fund").

The Filing Persons filed an initial Schedule 13D for an event of December 18, 1996.

ITEM 3.   INTEREST IN THE SECURITIES OF THE ISSUER.
          -----------------------------------------

          (a) The beneficial ownership of each of the Filing Persons of the Company's Common Stock as of the date hereof is as follows:
Dorsey beneficially owns 200 shares of the Company's Common Stock for his own account and 79,000 for his IRA account, representing 4.85% of the outstanding number of shares of Common Stock (based upon 1,633,792 shares outstanding as of September 30, 1997, as reported in the Company's Form 10-QSB for the fiscal quarter ended September 30,
1997).

          (b) Dorsey has the sole power to vote or dispose of 79,200 shares.

          (c) The Filing Persons effected the following transactions in the Company's Common Stock in the over-the-counter market during the past sixty (60) days:

==============================================================================
                                                                  SHARE PRICE
                                                                  (includes
FILING PERSON             TRADE DATE       NUMBER OF SHARES       commissions)
------------------------------------------------------------------------------
Alan H. Dorsey IRA        03/20/98            29,000*                 $0.75
------------------------------------------------------------------------------
VIP Select Fund           03/19/98             5,000**                $0.83
------------------------------------------------------------------------------
VIP Select Fund           03/20/98            34,000**                $0.75
==============================================================================
*  Purchase      ** Sale

          (d) Not applicable.

          (e) On March 20, 1998, the Filing Persons ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

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CUSIP No. 068508100                   13D             Page 5 of 5 Pages
----------------------------------           -----------------------------------

                              SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 23, 1998

                                           /s/ Alan Dorsey
                                        ------------------------------
                                                ALAN H. DORSEY




                                        VIP MANAGEMENT CORPORATION



                                        By: /s/ Alan Dorsey
                                           ---------------------------
                                                  Alan H. Dorsey
                                                  Vice President

                                  -5-